UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)
National Medical Health Card Systems, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
636918302

(CUSIP Number)
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3246
Attention: Jeffrey Park

with a copy to:
Gary D. Gerstman
Sidley Austin LLP
1 South Dearborn
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

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1	NAMES OF REPORTING PERSONS SXC Health Solutions Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Yukon Territory, Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,956,522(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,956,522(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.3%(3)

14	TYPE OF REPORTING PERSON

CO

(1)	Represents shares of common stock, par value $0.001 per share (“NMHC Common Stock”) of National Medical Health Card Systems, Inc., a Delaware corporation (“NMHC”), that are issuable upon conversion of NMHC’s Series A 7% Convertible Preferred Stock, par value $0.10 per share (“NMHC Convertible Preferred Stock”) and that are the subject of the Stockholder Agreements and Proxies (defined in Item 4 hereof) described herein. Pursuant to the terms and conditions of the certificate of designations governing NMHC Convertible Preferred Stock, each share of NMHC Convertible Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of NMHC Common Stock. Accordingly, as of February 25, 2008, subject to the terms and conditions of the Stockholder Agreements and Proxies, SXC Health Solutions Corp., a corporation organized under the laws of Yukon Territory, Canada (“SXC”), is entitled to cast 5,818,435 votes, or 49.8% of the total votes that may be cast by NMHC’s stockholders, prior to the conversion of the shares of NMHC Convertible Preferred Stock held by New Mountain Partners, L.P., a Delaware limited partnership (“NMP”) and New Mountain Affiliated Investors, L.P., a Delaware limited partnership (“NMAI”, and together with NMP, “New Mountain”).

(2)	Beneficial ownership of 6,956,522 shares of NMHC Common Stock referred to herein is being reported hereunder solely because SXC may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements (defined in Item 4 hereof). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SXC that it is the beneficial owner of any shares of NMHC Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by SXC.

(3)	Based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act.

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Item 1. Security and Issuer.
     This Schedule 13D (this “Schedule 13D”) relates to shares of NMHC Common Stock. The address of the principal executive offices of NMHC is 26 Harbor Park Drive, Port Washington, NY 11050.
Item 2. Identity and Background.
     This Schedule 13D is being filed by SXC, pursuant to Rule 13d-1(a) of Regulation D-G under the Exchange Act. The address of the principal executive offices of SXC is 2441 Warrenville Road, Suite 610 Lisle, Illinois 60532.
     During the last five years, neither SXC nor, to the knowledge of SXC, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As more fully described in Item 4 hereof, NMP and NMAI, whom together are the record and/or beneficial owners of 6,956,522 shares of NMHC Convertible Preferred Stock (NMHC Convertible Preferred Stock together with NMHC Common Stock, “NMHC Stock”), have entered into the Stockholder Agreements (defined in Item 4 hereof) with SXC and NMHC. Pursuant to the Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., as amended by NMHC on February 26, 2008, shares of NMHC Convertible Preferred Stock that convert from and after the date of the Merger Agreement (defined in Item 4 hereof), February 25, 2008, until the termination of the Merger Agreement in accordance with its terms, into shares of NMHC Common Stock shall convert at a ratio of one share of NMHC Common Stock for each share of NMHC Convertible Preferred Stock. Any beneficial ownership of SXC in NMHC Common Stock that may be deemed to arise from the Stockholder Agreements is not expected to require the expenditure of any funds.
Item 4. Purpose of Transaction.
Agreement and Plan of Merger
     On February 25, 2008, SXC, SXC Health Solutions, Inc., a Texas corporation and wholly-owned subsidiary of SXC (“US Corp.”), Comet Merger Corporation (“Merger Sub”), a newly-formed Delaware corporation that is wholly-owned by US Corp. and is an indirect, wholly-owned subsidiary of SXC, and NMHC, a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub has agreed to commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of NMHC Common Stock, with each share of NMHC Common Stock validly tendered and not properly withdrawn being exchanged for (i) 0.217 of a common share of SXC, no par value (“SXC Common Stock”), and (ii) $7.70 in cash, without interest (collectively, the “Transaction Consideration”). Subject to certain exceptions and limitations provided in the Stockholder Agreements (defined below), each share of NMHC Convertible Preferred Stock, will be tendered in the Offer and, subject to certain conditions set forth in the Stockholder Agreements, will be converted on a one-for-one basis into a share of NMHC Common Stock, as provided in Item 3 hereof. As soon as practicable following the consummation of the Offer, Merger Sub will merge with and into NMHC, and NMHC will become an indirect, wholly-owned subsidiary of US Corp. (the “Second Step Merger”). In the Second Step Merger, any stockholders of

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NMHC whose shares were not purchased in the Offer, other than those stockholders who have validly exercised their appraisal rights under Delaware law, will become entitled to receive the Transaction Consideration for each of their shares of NMHC Common Stock.
     Merger Sub’s obligation to accept for payment and pay for NMHC Common Stock validly tendered and not properly withdrawn in the Offer is conditioned on, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer, 9,600,000 of the outstanding shares of NMHC Common Stock, including converted shares of NMHC Convertible Preferred Stock (the “Minimum Condition”) and (ii) Merger Sub being able to complete the transaction through the “short form” merger procedures available under Delaware law (without purchasing any additional shares of NMHC Common Stock other than by exercising the Top-Up Option or any reduction in the number of shares of NMHC Common Stock) (the “Short Form Condition”). If Merger Sub acquires more than 90% of the outstanding NMHC Common Stock, SXC and Merger Sub will complete the transaction through the “short form” merger procedures available under Delaware law. Subject to certain terms and conditions in the Merger Agreement, Merger Sub has the irrevocable option (the “Top-Up Option”) to purchase up to that number of shares equal to the lowest number of shares of NMHC Common Stock that, when added to the aggregate number of shares of NMHC Common Stock owned by Merger Sub at the time of such exercise, shall constitute one share of NMHC Common Stock more than 90% of the outstanding shares of NMHC Common Stock. The Top-Up Option may be exercised by Merger Sub, in whole but not in part, at any time following the date and time at which Merger Sub first accepts shares of NMHC Common Stock for payment pursuant to the Offer (the “Acceptance Date”) and prior to the tenth business day after the later of the Acceptance Date or the expiration of a subsequent offering period, provided that Merger Sub must exercise the Top-Up Option if doing so would allow the consummation of the Merger pursuant to the “short form” merger procedures available under Delaware law.
     If, at the end of the initial offering period (or such later date as the parties may agree), either the Minimum Condition is not satisfied or waived, or the Short Form Condition is not satisfied or waived, the parties have agreed that SXC and Merger Sub will terminate the Offer and the parties will instead seek to consummate SXC’s acquisition of NMHC by a merger of Merger Sub with and into NMHC (the “One Step Merger”), whereby each issued and outstanding share of NMHC Stock would be converted into the right to receive the Transaction Consideration, following the adoption of the Merger Agreement by a majority of the outstanding shares of NMHC Stock voting together as a single class (with the NMHC Convertible Preferred Stock voting as set forth in NMHC’s certificate of incorporation), on the terms and subject to the conditions set forth therein. The One Step Merger and the Second Step Merger are each sometimes referred to herein as the “Merger”.
     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Merger Agreement which is incorporated herein by reference to Exhibit 1 of this Schedule 13D.
Stockholder Agreements
     On February 25, 2008, as an inducement to enter into the Merger Agreement, and in consideration thereof, SXC entered into Stockholder Agreements (the “Stockholder Agreements”), with NMHC and each of NMAI and NMP. Pursuant to the Stockholder Agreements, and upon the terms and subject to the conditions thereof, New Mountain has agreed that it shall tender in the Offer all shares of NMHC Common Stock issuable upon the conversion of its shares of NMHC Convertible Preferred Stock and, if a stockholder vote is required by applicable law, to vote all of its shares of NMHC Stock in favor of the Merger. If the Board of Directors of NMHC changes its recommendation of the transaction in accordance with the terms of the Merger Agreement, the number of shares New Mountain is required to vote in favor of the Merger or tender in the Offer is reduced to a number equal to 30% of the voting power of NMHC Stock (in the case of the vote) or 30% of the then outstanding shares of NMHC Stock (in the case of the vote). Pursuant to the Stockholder Agreements, New Mountain has also agreed that for a period of one year following SXC’s first acceptance for payment of shares tendered in the Offer (if the transaction is effected by means of the Offer followed by the Second Step Merger) or the effective time of the Merger (if the transaction is effected as a One Step Merger), it will not sell or otherwise transfer any shares of SXC Common Stock acquired pursuant to the Merger Agreement, except to participate in a transaction that has been approved by the board of directors of SXC.
     The Stockholder Agreements also provide, subject to the terms and conditions therein, that at any meeting of the stockholders of NMHC, including any adjournment or postponement thereof, and in connection with any

CUSIP No. 636918302	13D	Page 5 of 8
written consent of the stockholders of NMHC, each of NMP and NMAI shall vote (or cause to be voted), in person or by proxy, all of the shares respectively owned by NMP and NMAI (the “Covered Shares”) (or, if applicable, only such portion of the Covered Shares that is equal to 30% of the total vote of the shares of NMHC Stock entitled to vote in respect of such matter): (i) in favor of the adoption of the Merger Agreement and any related proposal in furtherance thereof, as reasonably requested by SXC, submitted for the vote or written consent of NMHC stockholders; (ii) against any action or agreement that such stockholder knows is in opposition to, or competitive or materially inconsistent with, the Offer or Merger or that it knows would result in a breach of any covenant, representation or warranty or any other obligation or agreement of NMHC contained in the Merger Agreement, or of New Mountain contained in the Stockholder Agreements; and (iii) against any Acquisition Proposal (defined below) and against any other action, agreement or transaction submitted for the vote or written consent of stockholders that New Mountain knows would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreements or the performance by NMHC of its obligations under the Merger Agreement or by New Mountain of its obligations under the Stockholder Agreements. In connection with the Stockholder Agreements, NMP and NMAI each granted designated officers of SXC an irrevocable proxy, dated as of February 25, 2008 (the “Proxies”), to vote the Covered Shares as indicated above.
     New Mountain also agreed not to, among other things: (i) transfer any of the Covered Shares (excluding by tendering in the Offer); (ii) enter into any agreement, arrangement or understanding with any other party (other than SXC, US Corp. or Merger Sub) that violates or conflicts with the representations, warranties, covenants and obligations set forth in the Stockholder Agreements; (iii) knowingly take any action that could restrict or otherwise affect New Mountain’s legal power, authority and right to comply with and perform its covenants and obligations under the Stockholder Agreements; (iv) solicit, initiate or knowingly encourage or facilitate any Acquisition Proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an Acquisition Proposal; (v) participate or enter into or engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than to SXC or any of its affiliates or representatives) relating to any Acquisition Proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an Acquisition Proposal; (vi) make or participate in, directly or indirectly, a “solicitation” of “proxies” or powers of attorney or similar rights to vote or seek to advise or influence any person with respect to the voting of, any shares of NMHC Common Stock in connection with any vote or other action on matters relating to actions with respect to the Covered Shares other than to recommend that stockholders of NMHC vote in favor of adoption of the Merger Agreement or to otherwise vote or consent with respect to Covered Shares in a manner that would not violate the Stockholder Agreements; (vii) vote, approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any letter of intent, memorandum of understanding, agreement, option agreement or other agreement relating to an Acquisition Proposal or any proposal, offer or inquiry that may reasonably be expected to lead to an Acquisition Proposal; or (viii) agree to do any of the foregoing, other than in certain circumstances in connection with a Superior Proposal (as defined in the Merger Agreement). Furthermore New Mountain has agreed not to transfer or consent to any transfer of any shares of SXC Common Stock, or any interest therein, or enter into any contract or other arrangement with respect to the transfer of, any shares of SXC Common Stock for one year following the earlier to occur of the Acceptance Date and the closing of the One Step Merger (the “Operative Date”), provided that New Mountain may participate in any business combination or other transaction with respect to SXC Common Stock that has been recommended by the Board of Directors of SXC.
     “Acquisition Proposal” means (1) an offer or proposal from any person or group other than SXC or any of its affiliates to acquire, directly or indirectly, pursuant to any transaction or series of related transactions (including pursuant to any consolidation, merger, business combination, recapitalization, liquidation, dissolution or similar transaction) (A) twenty percent (20%) or more of the outstanding shares of equity or voting securities of NMHC or (B) twenty percent (20%) or more of the consolidated assets of NMHC (including stock of subsidiaries of NMHC), (2) any tender or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the outstanding shares of equity or voting securities of NMHC or (3) any merger, consolidation, business combination, recapitalization, liquidation or similar transaction involving NMHC or any of its subsidiaries (other than a merger, consolidation, business combination, recapitalization, liquidation or similar transaction involving solely NMHC and/or one or more wholly owned subsidiaries).
     The Stockholder Agreements will terminate upon the termination of the Merger Agreement. Additionally, New Mountain may terminate the Stockholder Agreements in the event that the amount of the Transaction

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Consideration is reduced or the form of the Transaction Consideration is changed, or the proportion of cash to SXC Common Stock is reduced, in each case without New Mountain’s consent.
     In the event the Merger Agreement is terminated under circumstances in which a termination fee is payable by NMHC to SXC, New Mountain has agreed to pay SXC 50% of New Mountain’s profit (determined in accordance with the valuation provisions set forth in the Stockholder Agreements) in excess of $11.50 per share from the sale of its shares of NMHC Common Stock pursuant to another Acquisition Proposal that is consummated within 12 months of the termination of the Stockholder Agreements.
     The foregoing description of the Stockholder Agreements and the Proxies does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Stockholder Agreements and the Proxies which are incorporated herein by reference to Exhibits 2 and 3 of this Schedule 13D.
Registration Rights Agreement
     In connection with the Stockholder Agreements, SXC has also entered into a Registration Rights Agreement, dated as of February 25, 2008, with New Mountain (the “Registration Rights Agreement”). Subject to the terms and conditions thereof, the Registration Rights Agreement grants New Mountain one demand registration right with respect to the SXC Common Stock issued to them in connection with the Offer or the One Step Merger, exercisable after the first anniversary of the Operative Date if the trading volume of SXC Common Stock is below 100,000 shares in the aggregate on certain specified exchanges during agreed-upon measurement periods. Moreover, New Mountain has “piggyback” registration rights with respect to such SXC Common Stock during the period beginning 12 months after the Operative Date and ending 18 months after the Operative Date, subject to the terms and conditions set forth therein.
     The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Registration Rights Agreement which is incorporated herein by reference to Exhibit 4 of this Schedule 13D.
Amendment to NMHC’s Certificate of Designations
     In connection with the execution of the Merger Agreement, NMHC amended its Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock (the “Amendment”). The Amendment excludes the transactions contemplated by the Merger Agreement and the Stockholder Agreements from the definitions of “change in control” and “liquidation” and provides that shares of NMHC Convertible Preferred Stock, upon their conversion into shares of NMHC Common Stock, will have the right only to receive the Transaction Consideration per share. The Amendment also provides that, unless and until the Merger Agreement is terminated, shares of NMHC Convertible Preferred Stock will convert into shares of NMHC Common Stock on a one-to-one basis. Under the Merger Agreement, NMHC is permitted to pay New Mountain all accrued and unpaid dividends on NMHC Convertible Preferred Stock. The NMHC Board of Directors has declared a dividend on NMHC Convertible Preferred Stock, payable in cash immediately prior to the earlier of SXC’s first acceptance of shares of NMHC Common Stock tendered in the Offer or the effective time of the Merger, in an amount equal to all accrued and unpaid dividends to the date of payment.
     The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Amendment which is incorporated herein by reference to Exhibit 4 of this Schedule 13D.
     Other than as described above, SXC does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although SXC reserves the right to develop such plans).

CUSIP No. 636918302	13D	Page 7 of 8
Item 5. Interest in Securities of the Issuer.
     The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated herein by reference.
     (a) – (b) Immediately prior to the execution of the Stockholder Agreements, SXC did not beneficially own any shares of NMHC Common Stock. However, upon execution of the Stockholder Agreements on February 25, 2008, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, SXC may be deemed to have shared voting power with respect to (and therefore beneficially own) 6,956,522 shares of NMHC Common Stock, representing approximately 54.3% of the NMHC Common Stock outstanding as of February 25, 2008. Furthermore, pursuant to the Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock and subject to the terms and conditions of the Stockholder Agreements and Proxies, SXC is entitled to cast 5,818,435 votes, or 49.8% of the total votes that may be cast by NMHC’s stockholders, prior to the conversion of the shares of NMHC Convertible Preferred Stock held by New Mountain into shares of NMHC Common Stock.
     Except as set forth above, neither SXC nor, to the best of SXC’s knowledge, any of the individuals named in Schedule I hereto, has the power to dispose or direct the disposition of any shares of NMHC Common Stock. Pursuant to the Stockholder Agreements and the Proxies executed and delivered to SXC in connection with the execution of the Merger Agreement, SXC has the power to vote the Covered Shares, in accordance with and subject to the terms of the Stockholder Agreements and the Proxies.
     SXC disclaims beneficial ownership of any NMHC Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SXC is the beneficial owner of the NMHC Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) To the knowledge of SXC, neither SXC nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any shares of NMHC Common Stock, other than the agreements and transactions related to the Merger.
     (d) To the knowledge of SXC, neither SXC nor any person listed in Schedule I hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of NMHC Common Stock referred to in this Item 5.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Item 4 with respect to the Merger Agreement, the Stockholder Agreements, the Proxies, the Registration Rights Agreement and the Amendment is hereby incorporated by reference herein.

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Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1	Agreement and Plan of Merger dated as of February 25, 2008, by and among SXC Health Solutions Corp., SXC Health Solutions, Inc., Comet Merger Corporation, and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

2	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

3	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Affiliated Investors, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

4	Registration Rights Agreement, dated as of February 25, 2008, by and between SXC Health Solutions Corp., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

5	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., dated February 26, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by NMHC with the Securities and Exchange Commission on February 27, 2008)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 5, 2008

SXC Health Solutions Corp.

By:	/s/ Jeffrey Park
Name:	Jeffrey Park
Title:	Chief Financial Officer

SCHEDULE I
SXC HEALTH SOLUTIONS CORP.
Directors and Executive Officers
     The business address of each person listed below is c/o 2441 Warrenville Road, Suite 610 Lisle, Illinois 60532-3246. Jeffrey Park and Phillip R. Reddon are citizens of Canada. All other persons listed below are United States citizens.

Name	Present Principal Occupation
Directors

Gordon S. Glenn	Chairman of the Board and Chief Executive Officer

Mark A. Thierer	President and Chief Operating Officer, Director

Terrence C. Burke	Director

William J. Davis	Director

Steven Cosler	Director

Phillip R. Reddon	Director

Curtis Thorne	Director

Anthony Masso	Director

Executive Officers
Gordon S. Glenn	Chairman of the Board and Chief Executive Officer

Mark A. Thierer	President and Chief Operating Officer, Director

Jeffrey Park	Chief Financial Officer and Senior Vice President, Finance

John Romza	Chief Technology Officer and Executive Vice President, Product Development

Mike H. Bennof	Executive Vice President, Healthcare Information Technology

Michael Meyer	Senior Vice President, Sales and Marketing

B. Greg Buscetto	Senior Vice President and General Manager, informedRx